Exhibit 99.2

MAG Silver Corp. Consolidated Financial Statements (expressed in thousands of US dollars) For the years ended December 31, 2018 and 2017 Dated: March 29, 2019

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE		TSX: MAG
Suite 770	604 630 1399 phone	NYSE American : MAG
800 W. Pender Street	866 630 1399 toll free	www.magsilver.com
Vancouver, BC V6C 2V6	604 681 0894 fax	info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Office, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.	provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2018, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2018, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2018, as stated in their report.

/s/ “George Paspalas”	/s/ “Larry Taddei”
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 29, 2019

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and is financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2019 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 29, 2019

We have served as the Company's auditor since 1999.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 29, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 29, 2019

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MAG SILVER CORP.
Consolidated Statements of Financial Position

(In thousands of US dollars, except shares)

	Note	December 31, 2018	December 31, 2017

ASSETS

CURRENT
Cash and cash equivalents	3	$130,180	$160,395
Accounts receivable	4	372	160
Prepaid expenses		327	287
TOTAL CURRENT ASSETS		130,879	160,842
INVESTMENTS	5	1,781	3,096
EQUIPMENT		35	47
INVESTMENT IN ASSOCIATE	6	81,214	57,074
EXPLORATION AND EVALUATION ASSETS	7	3,648	1,433
TOTAL ASSETS		$217,557	$222,492

LIABILITIES

CURRENT
Trade and other payables		$1,563	$936
COMMITMENTS AND CONTINGENCIES	6,7,14

DEFERRED INCOME TAXES	15	2,113	1,317

TOTAL LIABILITIES		3,676	2,253

EQUITY

Share capital	8	392,916	392,554
Equity reserve		18,696	17,719
Accumulated other comprehensive income		(681)	1,214
Deficit		(197,050)	(191,248)
TOTAL EQUITY		213,881	220,239
TOTAL LIABILITIES AND EQUITY		$217,557	$222,492

ON BEHALF OF THE BOARD (approved on March 25, 2019)

/s/ "Peter Barnes"	/s/ "Jill Leversage"
Peter Barnes, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements

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MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of US dollars, except for shares and per share amounts)

		For the year ended December 31
	Note	2018	2017
EXPENSES
Accounting and audit		$533	$406
Amortization		15	20
Filing and transfer agent fees		254	290
Foreign exchange loss (gain)		72	(349)
General office expenses		843	755
Legal		468	309
Management compensation and consulting fees		2,697	2,521
Mining taxes and other property costs		1,121	1,091
Share based payment expense	8b,c,d	2,109	2,268
Shareholder relations		456	539
Travel		312	324
		8,880	8,174
INTEREST INCOME		3,118	1,755
GAIN ON SALE OF EXPLORATION AND EVALUATION ASSETS, NET OF TRANSACTION COSTS	7	1,151	–
CHANGE IN FAIR VALUE OF WARRANTS	5	(622)	342
EQUITY PICK UP FROM ASSOCIATE	6	227	308
LOSS FOR THE YEAR BEFORE INCOME TAX		$(5,006)	$(5,769)

DEFERRED INCOME TAX EXPENSE	15	(796)	(728)
LOSS FOR THE YEAR		$(5,802)	$(6,497)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED (LOSS) GAIN ON EQUITY SECURITIES, NET OF TAXES	5	(1,895)	332

TOTAL COMPREHENSIVE LOSS		$(7,697)	$(6,165)

BASIC AND DILUTED LOSS PER SHARE		$(0.07)	$(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC AND DILUTED		85,519,481	81,184,386

See accompanying notes to the consolidated financial statements

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MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares)

						Unrealized	Accumulated
		Common shares			Currency	gain (loss)	other
		without par value		Equity	translation	on equity	comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2017		80,704,204	$343,654	$16,133	$784	$98	$882	$(184,751)	$175,918
Stock options exercised	8a,b	45,400	398	(115)	–	–	–	–	283
Stock options exercised cashless	8a,b	127,845	554	(554)	–	–	–	–	–
Restricted and performance share units converted	8a,c	1,700	13	(13)	–	–	–	–	–
Share based payment	8b,c,d	–	–	2,268	–	–	–	–	2,268
Issued for cash	8 a	4,599,641	47,935	–	–	–	–	–	47,935

Unrealized gain on equity securities	5	–	–	–	–	332	332	–	332
Net loss		–	–	–	–	–	–	(6,497)	(6,497)
Total Comprehensive Income (Loss)		–	–	–	–	332	332	(6,497)	(6,165)

Balance, December 31, 2017		85,478,790	$392,554	$17,719	$784	$430	$1,214	$(191,248)	$220,239
Stock options exercised cashless	8a,b	58,191	342	(342)	–	–	–	–	–
Restricted and performance share units converted	8a,c	2,495	20	(20)	–	–	–	–	–
Share based payment	8b,c,d	–	–	1,339	–	–	–	–	1,339

Unrealized loss on equity securities	5	–	–	–	–	(1,895)	(1,895)	–	(1,895)
Net loss		–	–	–	–	–	–	(5,802)	(5,802)
Total Comprehensive loss		–	–	–	–	(1,895)	(1,895)	(5,802)	(7,697)

Balance, December 31, 2018		85,539,476	$392,916	$18,696	$784	$(1,465)	$(681)	$(197,050)	$213,881

See accompanying notes to the consolidated financial statements

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MAG SILVER CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated)

		For the year ended December 31
	Note	2018	2017

OPERATING ACTIVITIES
Loss for the year		$(5,802)	$(6,497)
Items not involving cash:
Amortization		15	20
Change in fair value of warrants	5	622	(342)
Deferred income tax expense	15	796	728
Equity pick up from associate	6	(227)	(308)
Gain on sale of exploration and evaluation assets, net of transaction costs	7	(1,151)	–
Share based payment expense	8b,c,d	2,109	2,268
Unrealized foreign exchange loss (gain)		58	(355)

Changes in operating assets and liabilities
Accounts receivable		(212)	469
Prepaid expenses		(39)	(106)
Trade and other payables		(114)	170
Net cash used in operating activities		(3,945)	(3,953)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(2,216)	(1,420)
Investment in associate	6	(23,942)	(19,435)
Investment in equity securities	5	–	(1,704)
Disposition costs from sale of exploration and evaluation assets	7	(51)	–
Purchase of equipment		(3)	(13)
Redemption of term deposits		–	55,000
Net cash (used in) provided by investing activities		(26,212)	32,428

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	8	–	283
Issuance of common shares, net of share issue costs	8	–	47,935
Net cash provided by financing activities		–	48,218

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(58)	355

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(30,215)	77,048
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		160,395	83,347
CASH AND CASH EQUIVALENTS, END OF YEAR		$130,180	$160,395

See accompanying notes to the consolidated financial statements

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties that it has a direct or indirect interest in, that have either been staked or acquired by way of option agreement. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (SICs).

The accounting policies of the Company and its subsidiaries have been applied consistently to all periods presented herein except for policies stated below:

IFRS 2 Share-based payment. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include a ‘net settlement feature’ in respect of employee withholding taxes. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

IFRS 9 Financial Instruments. The Company adopted all the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018 and elected not to retrospectively restate comparative periods. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple determination rules in IAS 39. The classification now depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The Company’s classification of its financial instruments has not changed significantly as a result of the adoption of the new standards. Financial assets previously classified as available for sale are now classified as fair value through other comprehensive income. The requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The Company’s accounting policy for financial instruments has been updated to reflect the new IFRS 9 standard (see Note 2(e)).

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective for annual reporting periods beginning on or after January 1, 2018. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of control of goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements as the Company’s only source of income to date is interest income from high interest savings accounts and term deposits which is not within the scope of IFRS 15.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The Company has adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 25, 2019.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2018 are Minera Los Lagartos, S.A. de C.V., and Minera Pozo Seco S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

These financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)	Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of December 31, 2018 and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(c)	Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the recoverable amount and any impairment of exploration and evaluation assets and of investment in associates, recovery of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(d)	Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

(i)	The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(ii)	In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:
•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e), and classifies the investment as current or non-current depending on management’s intention with respect to the investment and whether it expects to realize the asset within the next twelve months.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(e)	Financial instruments

The Company adopted all the requirements of IFRS 9 as of January 1, 2018.

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)  Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii) Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. The Company has made this election on transition to IFRS 9. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

(iii)  Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

13

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables which are classified at amortized cost.

The Company has completed a detailed assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Equity securities	Available-for-sale	FVTOCI
Equity derivative securities (warrants)	FVTPL	FVTPL
Accounts receivable	Loans and receivable	Amortized cost
Trade and other payables	Amortized cost	Amortized cost

The Company has elected to classify investments in equity securities as FVTOCI as they are not considered to be held for trading, and future changes in value will be reflected in OCI, including gains or losses on disposal of investments.

The adoption of this standard did not have a material impact on the Company’s consolidated financial statements but resulted in certain additional disclosures. The carrying value and measurement of all financial instruments remains unchanged as at January 1, 2018 as a result of the adoption of the new standard.

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

(g)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

14

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

15

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(h)	Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Office equipment	30% declining balance

When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components) and depreciated over their respective useful lives.

(i)	Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

16

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at December 31, 2018 or December 31, 2017.

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $450 and capitalized a corresponding asset as at December 31, 2018 (December 31, 2017: $393) (see Note 6).

(k)	Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in associate is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(l)	Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)	Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the year.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

17

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2018, the Company had 2,817,280 (December 31, 2017: 2,995,721) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)	Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in the consolidated statements of loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(o)	Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2018. These include:

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company will adopt this standard on the effective date and select the cumulative catch-up approach resulting in no restatement of prior year comparatives. The Company will also elect to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets. The Company will also elect to apply the practical expedient whereby leases with terms that end within 12 months of the date of initial application would be accounted for in the same way as short term leases.

18

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2018, the Company has undertaken and completed a detailed review of its existing operating lease contracts and service contracts and has identified which contracts contain right of use assets within the scope of IFRS 16. The Company does not expect the new standard to have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning January 1, 2019. The Company does not expect the application of the Interpretation to have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle. In December 2017, the IASB issued narrow-scope amendments to IFRS 3- Business Combinations, IFRS 11-Joint Arrangements, IAS 12 – Income Taxes and IAS 23 -Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have significant impact on the Company’s consolidated financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

		Interest Rate		December 31, 2018	December 31, 2017
Cash at bank and on hand	0	-	2.53%	$55,180	$30,395
Term deposit (less than 90 days)	2.54	-	2.69%	75,000	130,000
Cash and cash equivalents				$130,180	$160,395

Term deposits classified as ‘cash equivalents’ are comprised of bank term deposits with a term to maturity of less than three months from date of acquisition and interest only payable if held to maturity.

4.	ACCOUNTS RECEIVABLE

	December 31, 2018	December 31, 2017
Goods and services tax ("GST") recoverable	$22	$23
Mexican value added tax ("IVA") recoverable	133	30
Interest receivable	217	107
	$372	$160

19

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

5.	INVESTMENTS

The Company holds investments as follows:

	December 31, 2018	December 31, 2017

Equity securities (strategically acquired)	$1,742	$2,435
Warrants	39	661
	$1,781	$3,096

During the year ended December 31, 2018, the Company recorded an unrealized loss of $1,895, net of nil tax, in other comprehensive income (loss) (December 31, 2017: $332 unrealized gain) on investments in equity securities designated as FVTOCI instruments. The following table summarizes the movements of equity securities:

	December 31, 2018	December 31, 2017
Equity securities, beginning of year	$2,435	$550
Additions (see Note 7)	1,202	1,553
Unrealized (loss) gain for the year	(1,895)	332
Equity securities, end of year	$1,742	$2,435

During the year ended December 31, 2018, the Company recorded an unrealized loss of $622, in the statement of income (loss), on warrants held and designated as FVTPL (December 31, 2017: $342 unrealized gain). The following table summarizes the movements in warrants:

	December 31, 2018	December 31, 2017
Warrants, beginning of year	$661	$168
Additions	–	151
Change in fair value of warrants	(622)	342
Warrants, end of year	$39	$661

6.	INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

20

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at December 31, 2018, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	December 31, 2018	December 31, 2017
Joint venture oversight expenditures incurred 100% by MAG	$330	$754
Cash contributions to Minera Juanicipio (1)	23,583	18,700
Total for the current year	23,913	19,454
Equity pick up of current income for the year (2)	227	308
Balance, beginning of year	57,074	37,312
Balance, end of year	$81,214	$57,074

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the year.

(2) Represents the Company's 44% share of Minera Juanicipio's income for the year, as determined by the Company.

21

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	December 31, 2018	December 31, 2017

Cash and cash equivalents	$16,715	$9,639
IVA and other receivables	9,146	3,861
Prepaids	–	–
Total current assets	25,861	13,500
Minerals, surface rights, exploration & development expenditures	161,975	116,117
Total assets	$187,836	$129,617

Payables to Peñoles and other vendors	$5,736	$1,217
Total current liabilities	5,736	1,217
Provision for reclamation and remediation costs	450	393
Deferred income tax liability	6,515	6,962
Total liabilities	12,701	8,572
Shareholders equity	175,135	121,045
Total liabilities and equity	$187,836	$129,617

	December 31, 2018	December 31, 2017

Deferred income tax recovery	$436	$965
Exchange gain (loss)	80	(265)

Net income	$516	$700

MAG's 44% equity pick up	$227	$308

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the year ended December 31, 2018 amounted to $45,858 (December 31, 2017: $34,192).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

7.	EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To earn a 100% interest in the property package, the Company must make combined remaining cash payments of $425 over the second, third, fourth and fifth annual anniversaries of the agreement, and the vendors would retain a 2% net smelter returns royalty (“NSR”). There are no further exploration funding requirements under the agreement as at December 31, 2018.

22

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(b) In late 2018, the Company entered into an option agreement with a private group whereby the Company has the right to earn 100% ownership interest in a company which owns a prospective land claim package. The Company paid $150 upon signing the agreement. To earn 100% interest in the property, the Company must make combined remaining cash payments of $1,850 over the next 10 years, and fund a cumulative of $30,000 of eligible exploration expenditures by the tenth anniversary date of the agreement. Included in these commitments, is a firm commitment of $1,250 of eligible exploration expenditures in 2019, with the balance of both the cash payments and exploration commitments optional at the Company’s discretion. The vendors would retain a 2% NSR.

To December 31, 2018, the Company has incurred the following exploration and evaluation expenditures on the properties:

	Year ended December 31, 2018	Year ended December 31, 2017
Exploration and evaluation assets:
Acquisition costs of mineral and surface rights	$150	$75
Geochemical	125	103
Camp and site costs	58	95
Geological consulting	1,086	806
Geophysical	93	–
Land taxes and government fees	445	196
Legal, community and other consultation costs	109	47
Travel	149	111
Total for the year	2,215	1,433
Balance, beginning of year	1,433	–
Balance, end of year	$3,648	$1,433

Included in exploration and evaluation assets at December 31, 2018 are trade and payables of $13 (December 31, 2017: $13), a non-cash investing activity.

The Company also holds mineral property concessions to the Cinco de Mayo property in Mexico, upon which a full impairment has been recognized in prior years. As a result, expenditures incurred to maintain these concessions and to potentially restore surface access, are no longer capitalized as exploration and evaluation assets, but rather are expensed as part of ‘mining taxes and other property costs’ on the statement of loss and comprehensive loss.

On June 22, 2018, the Company sold its previously impaired Lagartos concessions in the Zacatecas Silver District to Defiance Silver Corp (“Defiance”) for consideration of 5,000,000 shares of Defiance. The Defiance shares, valued at $1,202 upon closing, are included in ‘equity securities’ in Investments (see Note 5). Transactions costs on the sale of the property were $51.

23

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

8.	SHARE CAPITAL

(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at December 31, 2018, there were 85,539,476 shares outstanding (December 31, 2017: 85,478,790).

On November 28, 2017, the Company closed a non-brokered private placement offering and issued 4,599,641 common shares at $10.47 per share, for gross proceeds of $48,158. The Company paid legal and filing costs of $223 resulting in net proceeds of $47,935.

During the year ended December 31 2018, no stock options were exercised for cash and 135,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 58,191 shares were issued in settlement of the stock options and the remaining 76,809 options were cancelled.

During the year ended December 31, 2017, 45,400 stock options were exercised for cash proceeds of $283. An additional 225,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 127,845 shares were issued in settlement of the stock options and the remaining 97,155 options were cancelled.

During the year ended December 31, 2018, 2,495 restricted share units were converted into shares.

During the year ended December 31, 2017, 682 restricted share units and 1,018 performance share units were converted into shares.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 8(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at December 31, 2018, there were 1,734,294 stock options outstanding under the Plan and 400,000 inducement options outstanding outside of the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

24

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s option activity for the year:

	Year ended December 31, 2018	Weighted average exercise price (C$/option)	Year ended December 31, 2017	Weighted average exercise price (C$/option)

Outstanding, beginning of year	2,269,294	$9.50	2,254,172	$8.71
Granted	–	–	285,522	13.91
Exercised for cash	–	–	(45,400)	8.19
Exercised cashless	(135,000)	7.94	(225,000)	7.46

Outstanding, end of year	2,134,294	$9.59	2,269,294	$9.50

Although no stock options were granted during the year ended December 31, 2018 (December 31, 2017: 285,522 stock options were granted with a weighted average grant date fair value of $1,070 or $3.75 per option), the Board of Directors approved in 2018 a designated value of $967 of options to be granted subsequent to year end.

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2018:

	Exercise price ($C/option)			Number outstanding	Number exercisable	Weighted average remaining contractual life (years)
(1)		5.35		400,000	400,000	0.25
		5.86		380,000	380,000	0.25
		9.16		21,666	21,666	1.70
		9.28		368,333	368,333	1.93
		10.02		187,500	187,500	1.48
		10.04		263,500	263,500	0.50
		13.91		285,522	95,174	3.93
		17.55		227,773	151,849	2.93
	C$5.35	-	C$17.55	2,134,294	1,868,022	1.47

(1) Inducement options issued outside the Company's Plan as an incentive to attract senior officers for employment.

During the year ended December 31, 2018, the Company recorded share based payment expense of $904 (December 31, 2017: $893) relating to stock options vested to employees and consultants in the year.

25

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(c)	Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 8(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

In the year ended December 31, 2018, no RSUs were granted (December 31, 2017: nil) and 2,495 RSUs were converted and settled in common shares (December 31, 2017: 682). As at December 31, 2018, there were 43,343 RSUs issued and outstanding under the Share Unit Plan, all of which had vested and are convertible into common shares of the Company.

In the year ended December 31, 2018, although no PSUs were granted (December 31, 2017: 88,665) the Board of Directors approved a designated dollar amount of $886 to be granted subsequent to year end. No PSUs were converted and settled in common shares in the year ended December 31, 2018 (December 31, 2017: 1,018) and 40,946 PSUs previously issued (December 31, 2017: nil) were forfeited as the Company failed to meet a performance factor within the performance period. The Company reversed the previously recognized share-based payment expense in relation to the forfeited PSUs in the amount of $284.

As at December 31, 2018, there were 186,904 PSUs issued and outstanding under the Share Unit Plan, of which 29,154 had vested and are convertible into common shares of the Company. Included in the PSUs at December 31, 2018, are 157,750 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 315,500 PSUs. The Company estimates the fair value of the PSUs on grant date using the Monte Carlo simulation model.

The Company recognized a share-based payment expense of $319 (December 31, 2017: $411) relating to RSUs and PSUs vesting in the year.

(d)	Deferred share units

On June 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

Although no DSUs were granted during the year ended December 31, 2018 (December 31, 2017: 66,325 DSUs were granted under the plan and 13,109 DSUs were granted to directors who elected to received their retainer and meeting fees in the form of DSUs rather than cash), the Company has recorded a liability and share based payment expense in respect of $770 in 2018 DSUs to be granted subsequent to year end. An additional DSU share-based payment expense of $116 was recognized in the year ended December 31, 2018 with respect to Directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs (December 31, 2017: $964 of combined DSU share based payment expense).

26

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. As at December 31, 2018, there are 452,739 DSUs issued and outstanding under the DSU Plan, all of which have vested.

As at December 31, 2018, there are 2,417,280 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.83% of the issued and outstanding common shares on a non-diluted basis, and there are 2,715,089 share-based awards available for grant under these combined share compensation arrangements.

9.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash, cash equivalents and term deposits.

Capital as defined above is summarized in the following table:

	December 31, 2018	December 31, 2017
Equity	$213,881	$220,239
Cash and cash equivalents	(130,180)	(160,395)
	$83,701	$59,844

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2018, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($129,316 as at December 31, 2018) to maintain all of its properties and currently planned programs for a period in excess of the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company may require additional capital in the future to meet its future project and other related expenditures (see Note 14) as the Company is currently not generating any cash flow from operations. Future liquidity may therefore depend upon the Company’s ability to arrange additional debt or equity financing.

27

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

10.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2017.

(ii)	Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)	Mexican value added tax
As at December 31, 2018, the Company had a receivable of $133 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable, as follows:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$130,180	$160,395
Accounts receivable (Note 4)	372	160
	$130,552	$160,555

28

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(b)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at December 31, 2018, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

December 31, 2018 (in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$31	$259
Accounts receivable	133	23
Prepaid	8	–
Investments	–	1,781
Accounts payable	(119)	(424)
Net assets exposure	$53	$1,639

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2018 is 1,038 pesos (December 31, 2017: 1,085 net peso monetary liabilities). A 10% appreciation in the peso against the US$ would result in a gain at December 31, 2018 of $5 (December 31, 2017: $5 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

Mexican peso relative to the US$ - Investment in Associate

The Company also conducts a portion of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

29

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that Minera Juanicipio holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at December 31, 2018 is 139,630 pesos (December 31, 2017: 79,857 pesos). A 10% appreciation in the peso against the US$ would result in a gain at December 31, 2018 of $789 (December 31, 2017: $450) in Minera Juanicipio, of which the Company would record 44% or $347 equity pick-up (December 31, 2017: $198), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2018 is C$2,235 (December 31, 2017: C$6,236). A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2018 of $164 (December 31, 2017: $497) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(d)	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, and trade and other payables. The carrying values of cash and cash equivalents, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

30

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Year ended December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$130,180	$–	$–	$130,180
Investments (Note 5)(1)	1,742	39	–	1,781
	$131,922	$39	$–	$131,961

	Year ended December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$160,395	$–	$–	$160,395
Investments (Note 5)(1)	2,435	661	–	3,096
	$162,830	$661	$–	$163,491

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2018. During the year ended December 31, 2017, the Company’s investments previously classified within Level 2 were transferred to Level 1 after the securities were listed on the TSX Venture exchange in December 2017, offset by additions to level 2 for warrants acquired during the year.

12.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in Mexico. The majority of the Company’s long term assets are located there and the Company’s executive and head office is located in Canada.

13.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

31

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31, 2018	December 31, 2017

Fees related to Dr. Megaw:
Exploration and marketing services	$424	$379
Travel and expenses	75	98
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	72	92
Field exploration services	384	508
	$955	$1,077

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2018 is $107 related to these services (December 31, 2017: $286).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

	Country of Incorporation	Principal	MAG's effective interest
Name	of Incorporation	Activity	2018(%)	2017(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

32

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at December 31, 2018, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

During the year, compensation of key management personnel (including directors) was as follows:

	December 31, 2018	December 31, 2017
Salaries and other short term employee benefits	$1,567	$1,540
Share based payments (Note 8(b), (c ), and (d))	1,369	1,409
	$2,936	$2,949

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

14.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2018 for committed exploration work and committed office lease and other obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2019	2020 - 2021	2022-2023	2024 and over
Committed Exploration Expenditures	1,250	1,250	-	-	-

Minera Juanicipio (1)(2)	-	-	-	-	-

Office and other commitments	353	217	136	-	-
Total Obligations	1,603	1,467	136	-	-

1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2)	According to the operator, Fresnillo, contractual commitments for processing equipment of $23,100 and for development contractors of $69,500 with respect to the Juanicipio Project have been committed to as at December 31, 2018.

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

33

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

15.	INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31, 2018	December 31, 2017
Deferred tax expense	(796)	(728)
Total income tax expense	$(796)	$(728)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31, 2018	December 31, 2017
Loss for the year before income taxes	$(5,006)	$(5,769)
Statutory tax rate	27%	26%

Recovery of income taxes computed at statutory rates	1,352	1,500
Share based payments	(569)	(588)
Mexican inflationary adjustments	(1,002)	(80)
Differing effective tax rate on loss in foreign jurisdiction	63	93
Impact of change in statutory tax rates	–	444
Unrecognized deferred tax assets	1,516	(4,671)
Impact of foreign exchange and other	(2,156)	2,574
Total income tax expense	$(796)	$(728)

34

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Deferred income tax assets
Exploration and evaluation assets	$1,031	$1,303
Non-capital losses	1,761	872
Capital losses	551	–
Other	4	35
	$3,347	$2,210
Deferred income tax liablities
Exploration and evaluation assets	$(27)	$–
Investment in associate	(3,493)	(3,429)
Unrealized capital gain on foreign exchange	(1,940)	–
Other	–	(98)
	$(5,460)	$(3,527)
Net deferred income tax liability	$(2,113)	$(1,317)

The Company's movement of net deferred tax liabilities is described below:

	December 31, 2018	December 31, 2017
At January 1	$(1,317)	$(589)
Deferred income tax (expense) recovery through income statement	(796)	(728)
At December 31	$(2,113)	$(1,317)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31, 2018	expiry dates	December 31, 2017

Non-capital losses	$70,659	2020-2038	$69,925
Exploration and evaluation assets	17,261	no expiry	21,103
Financing fees	1,737	2039 - 2041	3,657
Other	3,135	no expiry	2,977
Total	$92,792		$97,662

At December 31, 2018, the Company has non-capital loss carry forwards in Canada aggregating $37,717 (December 31, 2017: $40,373) which expire over the period between 2026 to 2038, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $4,081 (December 31, 2017: $1,635) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2018, the Company has tax loss carry forwards in Mexico aggregating $39,074 (December 31, 2017: $32,249) which expire over the period 2020 to 2028, available to offset future taxable income in Mexico.

35

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2018, the Company has $187 (December 31, 2017: $23) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated. There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

36

MAG Silver Corp. Management’s Discussion & Analysis For the years ended December 31, 2018 and 2017 Dated: March 29, 2019

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE		TSX: MAG
Suite 770	604 630 1399 phone	NYSE American : MAG
800 W. Pender Street	866 630 1399 toll free	www.magsilver.com
Vancouver, BC V6C 2V6	604 681 0894 fax	info@magsilver.com

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the years ended December 31, 2018 and 2017. It is prepared as of March 29, 2019 and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador, and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the feasibility study commissioned by Minera Juanicipio; whether or not there is a production decision by Minera Juanicipio; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and therefore may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

1.        DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (the “Juanicipio Project”) located in Mexico. The Company also owns a 100% interest in the Cinco de Mayo Project, also located in Mexico.

Juanicipio Project

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Both exploration and development of the Juanicipio Project are being carried out by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture.

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this combined en echelon system.

Exploration and development programs for the Juanicipio Project are designed by the Minera Juanicipio Technical Committee which is represented by both partners, and approved by the Minera Juanicipio Board of Directors. The Company’s share of project costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its ownership interest, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused primarily on advancing the ramp declines, ventilation raises, surface offices and the associated surface and underground infrastructure. With the drilling success on the Juanicipio Project from three drill programs undertaken in 2015 through early 2017 which resulted in initial delineation of the expanding Deep Zone (see ‘Juanicipio Resource’ below), along with the resulting project scope changes announced by Fresnillo and MAG in 2017, the previous project technical report became obsolete. As a result, MAG commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The 2017 PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered Deep Zone. The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck hauling, shaft hoisting, and conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hangingwall of the Valdecañas Vein system, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year (2026) after plant start-up (projected as 2020), onward. As envisioned in the 2017 PEA, the proposed process plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

Based on the 2017 PEA, the Company views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. At a planned production rate of 4,000 tonnes per day (“tpd”), the Juanicipio Project is expected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life, with an opportunity to consider the recovery of copper as well.

While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. Minera Juanicipio has commissioned a feasibility study which has not yet been approved by the Technical Committee. Any recommendations to proceed with formal project development may not be based on either the 2017 PEA or the Feasibility Study, and may differ significantly from the scope and design recommended in the 2017 PEA (see ‘Outlook’ and ‘Risks and Uncertainties’ below).

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Project were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local ejido, a full valuation impairment was recognized in the year ended December 31, 2016.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Although efforts to regain surface access are ongoing, the Company has no current plans to conduct any geological exploration programs on the property.

2.        HIGHLIGHTS – DECEMBER 31, 2018

✓	Juanicipio development is actively ongoing with a current focus on:

•	advancing three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas Vein system;
•	excavating and constructing the underground crushing chamber;
•	advancing the conveyor ramp from both ends to and from the planned mill site (the box cut for the underground conveyor exit portal is complete along with approximately one kilometre of the underground conveyor ramp); and,
•	integrating additional ventilation and other associated underground infrastructure.

✓	Over 18.5 kilometres (11.5 miles) of total underground development at Juanicipio has now been completed, with 6.6 kilometres (4.1 miles) (36% of total) achieved in 2018

✓	Detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is in progress.

✓	According to Fresnillo, contractual commitments with suppliers of processing equipment (in the amount of $23,100) and with development contractors (in the amount of $69,500) have been committed to with respect to the Juanicipio Project as at December 31, 2018.

✓	Partners are currently negotiating an Engineering, Procurement and Construction Management (“EPCM”) agreement for the construction of the process plant and associated surface infrastructure, and an Operator Services agreement which will become effective upon commercial production being achieved, as well as lead and zinc off-take agreements.

✓	Fresnillo recently provided guidance that production will commence in H2-2020.

✓	Exploration drill program completed late in 2018 and assays for 46,060 metres (“m”) announced subsequent to the year end:

•	Valdecañas Deep Zone expanded
▪	Deep Zone West: Infill Hole P22 11.6 m (true width) grading 783 grams per tonne (“g/t”) (22.9 ounces per ton (“opt”)) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.
▪	Deep Zone East: Step-out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper
•	New “Pre-Anticipada” hangingwall vein discovered in step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.
•	New “Venadas Vein” discovered with unique North-East (“NE”) orientation: Hole VEN-1 cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver & 5.6 g/t gold providing new Juanicipio exploration potential.

✓	MAG is well funded with cash and cash equivalents as at December 31, 2018 of $130,180 while Minera Juanicipio held $16,715 as at December 31, 2018.

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

3.        JUANICIPIO RESOURCE

The Mineral Resource estimate included in the 2017 PEA was generated using a cut-off Net Smelter Return (“NSR”) value of $55/t and drilling data available up to December 31, 2016. This estimate, reported below on a 100% basis, has an effective date of October 21, 2017 (see Table 1) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

Table 1: Juanicipio Project Mineral Resource estimate (100% basis) by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Notes:

1) 2014 CIM Definition Standards were used for reporting the Mineral Resources.

2) Mineral Resources are reported at a resource NSR cut-off value of $55/t.

3) The Mineral Resource estimate uses drill hole data available as of December 31, 2016.

4) Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

5) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6) Totals may not add correctly due to rounding.

Approximately 78% of the total silver ounces in the Bonanza Zone are now classified as Indicated. The Resource Estimate included in the 2017 PEA significantly expanded the Inferred and Indicated resources in the base metal-rich Deep Zone and included a maiden copper resource.

4.        JUANICIPIO PROJECT ACTIVITY UPDATE

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the year ended December 31, 2018 amounted to $45,858 (December 31, 2017: $34,192) of which $41,087 (December 31, 2017: $31,891) are estimated to be development expenditures and the remaining $4,771 (December 31, 2017: $2,301) estimated as exploration expenditures.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is envisioned via twin underground declines to the top of the mineralization, at which point the access route splits into three internal spiral footwall ramp systems. Underground development via the main access decline had progressed to the uppermost reaches of the Valdecañas Vein in December 2016. The twinning of this original access decline was considered necessary to provide expanded capacity for hauling additional mineralized rock and waste stemming from the planned increase in processing capacity to 4,000 tpd. The twin ramp was started in 2017 and completed in the second half of 2018 and is accessible through a second entry portal for the mine also completed in 2018. The twin ramps will allow for streamlined underground traffic flow and increased safety through the mine having a second egress. The three ramps into the mineralized envelope are designed to provide access to the mineralized material and form initial stopes within the mine and are required to facilitate the planned increase in mining rate to 4,000 tpd.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Current development is now actively focused on:

•	advancing the three internal spiral footwall ramps at depth to be used to further access the full strike length of the Valdecañas Vein system;
•	excavating and constructing the underground crushing chamber;
•	advancing the conveyor ramp to and from the planned surface processing facility from both faces (the box cut for the underground conveyor surface exit portal was completed subsequent to the year end, and approximately 1 kilometre of the underground conveyor ramp has also been completed);
•	integrating additional ventilation and other associated underground infrastructure; and,
•	progressing the construction of surface infrastructure facilities.

As of 2017, Minera Juanicipio has intensified underground development by engaging additional development contractors. The underground development metres achieved in 2017 and 2018 reflect the increased number of contractors and accelerated activity:

Period	Development Metres (excluding ventilation raises)	%age of total metres advanced achieved to date
Oct 28, 2013 – December 31, 2016	5,307	28%
January 1 – December 31, 2017	5,634	30%
January 1 – December 31, 2018	6,636	36%
January 1 – February 28, 2019	942	5%
Cumulative Total to Date	18,519	100%

The underground development in the year ended December 31, 2018 totaled 6,630 metres advanced, and accounts for 36% of the total underground development advanced on the project to date. Total underground development at Juanicipio is now in excess of 18.5 kilometres.

Concurrent with the ongoing underground development, detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is underway. According to the operator, Fresnillo, negotiations with suppliers of processing equipment and development contractors have begun and respective contractual commitments of $23,100 (processing equipment) and $69,500 (development contractors) with respect to the Juanicipio Project have been committed to as at December 31, 2018. Fresnillo has publicly advised that it now expects Minera Juanicipio to commence production in H2-2020.

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

EXPLORATION – Juanicipio Project

Drilling designed both to convert the Inferred Resources included in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth, was ongoing through 2018. Directional drilling was in full use (being rotated between three separate “mother holes”) for most of 2018. In the second half of 2018, drilling also commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property. These targets were formulated at a late March 2018 Minera Juanicipio exploration meeting, attended on behalf of the Company by Dr. Peter Megaw and Lyle Hansen, the Chief Exploration Officer and Geotechnical Director, respectively.

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Subsequent to the year end, the Company reported assays from 48-holes (46,060 m) completed by late 2018 on the Juanicipio Joint Venture Property during the above-noted diamond drill program (see Press Release dated March 4, 2019). The program was designed to expand and infill the wide, high-grade Deep Zone Mineral Resource estimate outlined in the Company’s 2017 PEA.

Valdecañas Deep Zone expanded and significant new hangingwall vein discovered

These latest drill results extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein. Drilling also coincidentally discovered the new Pre-Anticipada vein in the hangingwall above the system.

Outstanding intercepts included:

DEEP ZONE WEST: Infill Hole P22: 11.6 m (true width) grading 783 g/t (22.9 opt) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.

DEEP ZONE EAST: Step-Out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper.

ANTICIPADA VEIN: Infill Hole P24-1: 6.2 m (true width) grading 275 g/t (8 opt) silver, 4.02 g/t gold, 7.28% lead, 9.24% zinc and 0.30% copper.

NEW DISCOVERY — "PRE-ANTICIPADA VEIN”: Step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.

Since the discovery of the Deep Zone as an extension at depth of the high-grade Bonanza Zone (see ‘Juanicipio Resource’ above and Press Release April 23, 2015), the Valdecañas Vein System has emerged as a multi-stage, high-grade vein swarm comprising the overlapping East and West Veins, the hangingwall Anticipada Vein, the newly discovered Pre-Anticipada Vein and several other splays. The latest holes include the deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now traceable continuously over a strike length exceeding 2,000 m and up to 1,100 m vertically from the top of the Bonanza Zone. Vein widths range from approximately 2 m to over 29 m. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins (see http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343 for diagrams).

Notably, the Valdecañas deep zones continue to demonstrate atypically high silver grades that MAG believes are ascribable to stacking or superimposition of later mineralization related to a deeper, fluctuating boiling zone, as well as the increasing copper grades normally expected in the “root zone” of an epithermal vein. Gold grades remain high and remarkably consistent from top to bottom. These phenomena, as interpreted, reflect proximity to a major mineralizing-fluid upwelling zone where multiple repeated pulses of mineralization combined to generate exceptionally high-grade polymetallic mineralization.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Valdecañas Vein West

Eleven new intercepts on the Valdecañas Vein West were reported (See Table of drill assays at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). Three fall within the Deep Zone Mineral Resource estimate (see ‘Juanicipio Resource’ above) and reinforce those results. The best is Hole P22, which cut 11.6 m (true width) grading 783 g/t (22.9 opt) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper in the heart of the Dilatant Zone (See Press Releases dated August 15, 2016 and February 14, 2017). Three more intercepts are high and confirm the upper limits of the mineralized envelope (see “Shallow Holes” discussion below). The remaining five intercepts are 100 m step-outs designed to extend the resource envelope, the best being Hole P21, the westernmost deep hole on the Valdecañas Vein West. P21 cut 9.8 m (true width) grading 84 g/t (2.5 opt) silver, 2.74 g/t gold, 2.95% lead, 1.89% zinc, 0.11% copper. At the eastern extreme of this zone, Hole D6-1 cut 3.8 m (true width) grading 359 g/t (10.5 opt) silver, 0.09 g/t gold, 0.96% lead, 2.31% zinc, 1.68% copper. The Valdecañas West Deep Zone remains open to depth and laterally, especially to the southwest towards the claim boundary, which lies 200 - 300 m farther west.

Valdecañas Vein East

Twenty-four new intercepts were reported from the Valdecañas Vein East (See Table of drill assays at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). Six fall within the boundary of the Deep Zone Mineral Resource estimate (see ‘Juanicipio Resource’ above) and reinforce those results. The best of these is Hole TIV, which cut 4.8 m (true width) grading 278 g/t (8.1 opt) silver, 1.78 g/t gold (capped), 4.88% lead, 10.48% zinc, and 1.20% copper. Five more intercepts are high and confirm the upper limits of the mineralized envelope. (see “Shallow Holes” discussion below). The remaining thirteen intercepts were 50 – 100 m step-outs designed to extend the Deep Zone Mineral Resource estimate envelope. Eight cut strong mineralization with the best being Hole P26, drilled under the middle of the zone, which cut 6.3 m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t gold (capped), 7.20% lead, 11.63% zinc, 0.40% copper. Overall the Valdecañas East Deep Zone remains open to depth and laterally, especially in the middle; but it does appear to weaken towards the east at these depths. Hole VM-11 is an isolated hole drilled 200 m below the base of the Deep Zone Mineral Resource estimate. It hit thick but relatively weak mineralization in the Valdecañas Vein but did cut very strong mineralization in the Anticipada about 120 m uphole (see ‘Anticipada Vein “VANT”’ below).

Anticipada Vein “VANT”

Fourteen of the reported holes coincidentally cut the Anticipada Vein 50 to 100m before reaching their primary target: the Valdecañas Vein East Deep Zone (See Table of drill assays at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). Seven fall within the boundary of the Deep Zone Mineral Resource estimate (see ‘Juanicipio Resource’ above) and significantly expand this vein, especially in a vertical zone along its western reaches. The best of these is Hole P24-1, which cut 6.2 m (true width) grading 275 g/t (8 opt) silver, 4.02 g/t gold, 7.28% lead, 9.24% zinc and 0.30% copper. The remaining seven holes were 50 to 100m step-outs that served to test the limits of the Deep Zone Mineral Resource estimate mineralized envelope. The three easterly intercepts show relatively weak mineralization but the four westernmost holes extend the strong vertical zone of high-grade mineralization mentioned above. The deepest of these (VM-11) cuts about 150m below the bottom of the Anticipada Vein and reported 2.0 m (true width) grading 146 g/t (4.3 opt) silver, 0.12 g/t gold, 2.40% lead, 17.32% zinc and 0.64% copper. This is the deepest and westernmost intercept in the Anticipada Vein, which remains open to depth and for several hundred metres towards the eastern property limit.

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Pre-Anticipada Vein (New Discovery)

Sixteen of the holes that cut the Anticipada Vein on their way to the Valdecañas Vein East Deep Zone also encountered the previously unknown Pre-Anticipada Vein 50 - 100 m farther into the hangingwall (See Table of drill assays and figures at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). The easternmost four appear to form a coherent zone with significant width and grade which is open 200 – 300 m to the east property boundary and to depth. The best hole is Hole P28, which cut 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper. Notably, Hole P19, 50 m deeper to the west reported 1256 g/t (36.7 opt) silver, a remarkable silver value for this depth in the system. Overall, the results for Pre-Anticipada show strong silver values with the best intercepts lying at an elevation between the base of the Bonanza Zone and the top of the Dilatant Zone of the Valdecañas Vein East Deep. These holes also report very low base metal values indicating a high-level position relative to the epithermal vein zoning model. It is possible that Pre-Anticipada represents mineralization related to postulated deeper boiling zone emplaced into a structure separate from those that host the base metal rich roots of the earlier mineralization stage.

Both the Pre-Anticipada and Anticipada Veins are open to depth and for 200-300 m eastward to the property boundary.

Shallow Holes

Five holes (SA-1 to 4 and D8-1) were reported that were drilled to refine the upper limits of the Bonanza Zone in both the East and West Valdecañas veins. As expected, all five hit relatively narrow, silver-dominant mineralization except Hole SA-4 which cut 1.7 m (true thickness) grading 4341 g/t (126 opt) silver, 1.03 g/t gold, 3.14% lead, 5.81% zinc, 0.09% copper in the East Vein.

Venadas Vein discovery - New Juanicipio exploration potential

The discovery of the new Venadas Vein was also reported subsequent to year end (see Press Release dated March 4, 2019). The Venadas Vein is believed by the Company to be the first ever mineralized vein in the Fresnillo district oriented at a high angle (NE) to the historically mined northwest (“NW”) oriented veins. The NE-oriented Venadas Vein was inferred from the alignment of fifteen previously unconnected intercepts (See Table and Figures at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846344) before being cut in an underground development working as a 1.1 m wide vein, reporting 116 g/t (3.4 opt) silver, 3.16 g/t gold. Hole VEN-1, the first drill hole specifically designed to test the Venadas Vein, cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver and 5.54 g/t gold. All intercepts contain negligible base metals and lie above 1,750 m elevation, with most significantly higher than the top of the Valdecañas Vein at 1850 m elevation. This indicates a very high-level overall position in the vein zoning model, suggesting that Venadas has considerable depth potential.

Notably, other much larger NE structures with intense surface alteration are known farther afield within the Juanicipio property and are now priority exploration targets. None have ever been directly drilled.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

5.        OUTLOOK

While the Company’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property, the Company continually looks to enhance its project portfolio by evaluating new available projects and through successful exploration of its current property holdings. The Company’s working capital position remains strong, and it continues to execute its business plan prudently, with on-going project evaluations focusing on potential high-grade, district scale properties.

Minera Juanicipio

On site, underground and other development actively continues with emphasis on: developing the three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas Vein system; excavating and constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (with the box cut for the underground conveyor exit portal now complete); integrating additional ventilation and other associated underground infrastructure, and progressing the construction of surface infrastructure facilities.

As well, the partners of Minera Juanicipio are currently negotiating an EPCM agreement which defines the specific terms by which Fresnillo will oversee the construction of the process plant and associated surface infrastructure. An Operator Services agreement is also being negotiated by the partners which will become effective upon commercial production being achieved. And finally, both lead and zinc off-take agreements are being prepared by the partners.

An independent feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to formally approve the project. AMC was therefore commissioned by Minera Juanicipio in late 2017 to prepare such a study (the “Feasibility Study”) and a draft remains under review by both Joint Venture partners. Upon approval of the Feasibility Study by the Technical Committee, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval. MAG expects to support the development of the project, and Fresnillo has publicly advised that it expects Minera Juanicipio to commence production in H2-2020.

By regulatory definition, a feasibility study cannot include Inferred Mineral Resources in the mine plan, the Minera Juanicipio Feasibility Study is therefore based solely on Indicated Mineral Resources. It will also include more detailed engineering than the Company’s 2017 PEA. These factors may lead to changes in the project’s scope as compared to that of the 2017 PEA. Without Inferred Mineral Resources in the mine plan, the Feasibility Study will reflect a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to those in the 2017 PEA (see ‘Risks and Uncertainties’ below). Nonetheless, development on site continues to prepare for production from areas of the project which include areas currently classified as Inferred Resources in the Deep Zone.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

On the exploration front, there are currently five drill rigs on site with another underground rig expected shortly. There are two Devico directional drills turning on the Valdecañas Vein, and three conventional rigs elsewhere: one on the newly discovered Venadas Vein; one on a prospective target on the property; and, one drilling from underground.

6.        INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio is the corporate entity through which the Company records and holds its Investment in Associate (see Notes 2(b) and 6 in the audited consolidated financial statements of the Company as at December 31, 2018).

	Year ended December 31,
	2018	2017
Joint venture oversight expenditures incurred 100% by MAG	$330	$754
Cash contributions to Minera Juanicipio	23,583	18,700
Total for the current year	23,913	19,454
Equity pick up of current income for the year	227	308
Balance, beginning of year	57,074	37,312
Balance, end of year	$81,214	$57,074

In the year ended December 31, 2018, the Company incurred Juanicipio oversight expenditures of $330 (December 31, 2017: $754) and made joint venture cash advances to Minera Juanicipio of $23,583 (December 31, 2017: $18,700) representing its 44% share of capital contributions made during the year.

In the year ended December 31, 2018, the Company recorded an equity income pick up of $227 from its Investment in Associate (December 31, 2017: $308). The $227 equity income pick up for the year is the Company’s 44% share of a foreign exchange gain and deferred income tax benefit recognized within Minera Juanicipio.

7.        EXPLORATION AND EVALUATION ASSETS

Option Earn-in Projects

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To earn a 100% interest in the property package, the Company must make combined remaining cash payments of $425 over the second, third, fourth and fifth annual anniversaries of the agreement, and the vendors would retain a 2% net smelter returns royalty (“NSR”). There are no further exploration funding requirements under the agreement as at December 31, 2018.

In late 2018, the Company entered into an option agreement with a private group whereby the Company has the right to earn 100% ownership interest in a company which owns a prospective land claim package. The Company paid $150 upon signing the agreement. To earn a 100% interest in the property, the Company must make combined remaining cash payments of $1,850 over the next 10 years, and fund a cumulative of $30,000 of eligible exploration expenditures by the tenth anniversary date of the agreement. Included in these commitments, is a firm commitment of $1,250 of eligible exploration expenditures in 2019, with the balance of both the cash payments and exploration commitments optional at the Company’s discretion. The vendors would retain a 2% NSR.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project, located in the northern part of Chihuahua State, Mexico. In late 2012, certain members of the local ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing ejido impasse, in 2016 the Company recognized a full impairment charge relating to the property. Expenditures to maintain these claims and to potentially restore surface access, are no longer capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining taxes and other property costs.’

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

Portfolio Divestiture

During the year ended December 31, 2018, the Company rationalized a portion of its non-core project portfolio.

Lagartos Project

On June 22, 2018, the Company sold its non-core, Lagartos concessions in the Zacatecas Silver District to Defiance Silver Corp (“Defiance”) for consideration of 5,000,000 shares of Defiance. The Defiance shares were valued at $1,202 upon closing, and the transaction resulted in a consolidation of their holdings in the Zacatecas silver district, while providing MAG with approximately a 5% equity position in Defiance.

Guigui and Batopilas Projects

In the year ended December 31, 2018, the Company sold its non-core Guigui and Batopilas concessions to Reyna Silver Corp (“Reyna”), a private company, for consideration of 100 preferred shares of Reyna. Reyna will continue to advance these projects with the objective ultimately listing on a public exchange, at which time, the 100 Reyna preferred shares are convertible into 20% of the newly listed entity.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

8.        SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto. All figures are reported under IFRS.

	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017	Year ended Dec. 31, 2016
Revenues(1)	$3,118	$1,755	$1,115
Net Loss(2)	$(5,802)	$(6,497)	$(55,846)
Net Loss per Share	$(0.07)	$(0.08)	$(0.71)
Total Assets(3)	$217,557	$222,492	$177,240
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)	The Company’s only source of revenue during the years ended December 31, 2016, 2017 and 2018 was interest income from cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)	The Company’s normal course of business is to explore and evaluate its mineral properties as appropriate. The loss variation from year to year above reflects, amongst other things, the periodic impairment of exploration and evaluation assets (a non-cash charge), and share based payment expense (a non-cash charge). There are no impairments of exploration and evaluation assets in the current and prior year’s net loss (see “Review of Financial Results” below) compared to a $53,893 impairment in 2016. The current year’s net loss also includes share based payment expense of $2,109 compared to $2,268 and $2,263 in 2017 and 2016 respectively.

(3)	Included in ‘Total Assets’ at the end of 2018, the Company held $130,180 in cash and cash equivalents, compared to $160,395 at December 31, 2017 and $138,347 at December 31, 2016. In the year ended December 31, 2018, the Company completed no financings compared to a private placement for total gross proceeds of $48,158 completed in the year ended December 31, 2017 and a bought deal public offering of $74,757 completed in the year ended December 31, 2016. Also included in ‘Total Assets’ at the end of 2018, the Company’s Investment in Associate totaled $81,214 compared to $57,074 and $37,312 at December 31, 2017 and 2016 respectively.

(4)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that all available funds will be used to finance the operations and growth of its business until positive operating cash flow is achieved from its projects.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

9.        REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2018 vs Year Ended December 31, 2017

	Year Ended December 31
	2018	2017
EXPENSES
Accounting and audit	$533	$406
Amortization	15	20
Filing and transfer agent fees	254	290
Foreign exchange loss (gain)	72	(349)
General office expenses	843	755
Legal	468	309
Management compensation and consulting fees	2,697	2,521
Mining taxes and other property costs	1,121	1,091
Share based payment expense	2,109	2,268
Shareholder relations	456	539
Travel	312	324
	8,880	8,174
Interest income	3,118	1,755
Gain on sale of exploration and evaluation assets	1,151	–
Change in fair value of warrants	(622)	342
Equity pick up from Associate	227	308
Loss for the year before income tax	$(5,006)	$(5,769)

Deferred income tax expense	(796)	(728)
Loss for the year	$(5,802)	$(6,497)

The Company’s net loss for the year ended December 31, 2018 amounted to $5,802 (December 31, 2017: $6,497).

A foreign exchange loss of $72 was recorded in the year ended December 31, 2018 (December 31, 2017: $349 foreign exchange gain), resulting from holding cash denominated in Canadian dollars (“C$”) required to fund Canadian corporate expenses. The C$ cash held is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Share based payment expense recorded in the year ended December 31, 2018 decreased slightly to $2,109 (December 31, 2017: $2,268), and is determined based on the fair value of equity incentives granted and vesting in the year. In addition, during the year ended December 31, 2018, 40,946 Performance Share Units (“PSUs”) from a 2015 PSU grant did not vest in their allotted three year performance period for failing to meet pre-specified performance conditions (December 31, 2017: nil). Accordingly, $284 of share based payment expense (previously expensed) was reversed in the year (December 31, 2017: nil). Although no stock options, PSU or Deferred Share Units (“DSUs”) were granted during the year ended December 31, 2018 (compared to 285,522 stock options, 88,665 PSUs and 79,434 DSUs that were granted in the year ended December 31, 2017), the Board of Directors approved a designated dollar amount in each category ($967 for stock options, $886 for PSUs, and $770 for DSUs) to be granted subsequent to the year end.

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the year ended December 31, 2018 included accounting and audit fees of $533 (December 31, 2017: $406), amortization of $15 (December 31, 2017: $20), filing & transfer agent fees of $254 (December 31, 2017: $290), general office expenses of $843 (December 31, 2017: $755), legal of $468 (December 31, 2017: $309), management compensation and consulting fees of $2,697 (December 31, 2017: $2,521), mining taxes and other property costs of $1,121 (December 31, 2017: $1,091), shareholder relations expenses of $456 (December 31, 2017: $539) and travel of $312 (December 31, 2017: $324) and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

During the year ended December 31, 2018, the Company sold its non-core Lagartos concessions and related exploration data in the Zacatecas Silver District to Defiance as noted above resulting in a net gain in other income of $1,151 after transaction costs (December 31, 2017: nil). The Company also earned interest income on its cash and cash equivalents of $3,118 (December 31, 2017: $1,755) during the year ended December 31, 2018, and recorded its 44% equity income pick up of $227 (December 31, 2017: $308) from Minera Juanicipio as described above in Investment in Associate. In addition, the Company recorded an unrealized loss of $622 (December 31, 2017: $342 unrealized gain) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred tax expense of $796 for the year ended December 31, 2018 (December 31, 2017: $728) in relation to the change in temporary timing differences between the book and tax base of its Mexican non-monetary assets. As well, the tax basis of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability.

Other Comprehensive Loss:

	Year Ended December 31
	2018	2017

Loss for the year	$(5,802)	$(6,497)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will not be reclassified subsequently to profit or loss:
Unrealized (loss) gain on equity securities, net of taxes	(1,895)	332

Total comprehensive loss	$(7,697)	$(6,165)

In Other Comprehensive Income and Loss (“OCI”) during year ended December 31, 2018, the Company recorded an unrealized market loss of $1,895 (December 31, 2017: $332 unrealized gain) on equity securities held as strategic investments.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

10.        SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Loss per Share):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
December 31, 2018	$841	$(3,829)	$(0.04)
September 30, 2018	$812	$597	$0.01
June 30, 2018	$783	$(2,753)	$(0.03)
March 31, 2018	$682	$183	$0.00
December 31, 2017	$517	$(4,077)	$(0.05)
September 30, 2017	$460	$(786)	$(0.01)
June 30, 2017	$416	$(1,322)	$(0.02)
March 31, 2017	$362	$(312)	$(0.00)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

11.        FOURTH QUARTER

Three Months Ended December 31, 2018 vs. Three Months Ended December 31, 2017

The Company’s net loss for the three months ended December 31, 2018 was $3,829 compared to a net loss of $4,077 in the comparable prior period.

Share based payment expense relating to equity incentives (stock options, restricted share units, performance share units, and deferred share units) accruing and vesting in the quarter ended December 31, 2018 was $892 (December 31, 2017: $394), The increase in the current quarter was attributable to a DSU share based payment expense where the equivalent expense in the prior year was in the 2nd quarter. The fair value of all stock option share based payment expense is estimated using Black-Scholes-Merton option valuation model. The fair value of deferred and restricted share units is based on the fair market value of a common share equivalent on the date of grant, and the fair value of performance share units with a market condition is determined using a Monte Carlo pricing model.

Legal expense of $202 (December 31, 2017: $109) and mining taxes and other property costs of $206 (December 31, 2017: $133), both increased compared to the prior quarter due to legal and due diligence costs associated with an option earn-in agreement (as discussed above) executed in the quarter ended December 31, 2018.

Other loss and expenses incurred during the three months ended December 31, 2018 included accounting and audit fees of $293 (December 31, 2017: $241), amortization of $4 (December 31, 2017: $5), filing and transfer agent fees of $4 (December 31, 2017: $43), a foreign exchange loss of $22 (December 31, 2017: $58), general office expenses of $163 (December 31, 2017: $157), management compensation and consulting fees of $1,328 (December 31, 2017: $1,228), shareholder relations expenses of $86 (December 31, 2017: $142) and travel of $88 (December 31, 2017: $113) were all either comparable with the prior period’s expense or the change was not significant to the overall operations in the period.

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

In other income and expenses for the quarter ended December 31, 2018, the Company earned interest income on its cash and cash equivalents of $841 (December 31, 2017: $517), with the increase attributable to both higher interest rates and higher average cash and cash equivalent balances on hand. The Company also recorded an unrealized loss of $112 (December 31, 2017: $107) on warrants held and designated as fair value through profit and loss and recorded a 44% equity income pick up of $302 from its Investment in Associate (December 31, 2017: $547 equity loss pick up) related to the fluctuating Mexican Peso and its impact on exchange loss and deferred taxes.

In OCI for the quarter ended December 31, 2018, the Company recorded an unrealized market loss of $551 (December 31, 2017: $497) on equity securities held as strategic investments.

12.        CASH FLOWS

The following table summarizes the Company’s cash flow activities for the year ended December 31, 2018:

	Year ended December 31
	2018	2017

Operations	$(3,580)	$(4,486)
Changes in non-cash working capital	(365)	533
Operating activities	(3,945)	(3,953)

Investing activities	(26,212)	32,428
Financing activities	–	48,218

Change in cash during the year	(30,157)	76,693

Effects of exchange rate changes on cash	(58)	355

Cash and cash equivalents, beginning of year	160,395	83,347
Cash and cash equivalents, end of year	$130,180	$160,395

Operating Activities

During the year ended December 31, 2018, the Company used $3,580 in cash for operations before changes in non-cash working capital, compared to $4,486 in the year ended December 31, 2017. The Company’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the year ended December 31, 2018 decreased by $365 (December 31, 2017: $533). The total use of cash from operating activities in the year ended December 31, 2018 was $3,945 (December 31, 2017: $3,953).

Investing Activities

During the year ended December 31, 2018, the net cash used by investing activities amounted to $26,212. (December 31, 2017: $32,428 net cash provided primarily from a redemption of term deposits previously not classified as ‘cash equivalents’). The Company used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, for the year ended December 31, 2018 totaled $23,942 (December 31, 2017: $19,435). The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2018, the Company also expended $2,216 (December 31, 2017: $1,420) on its other exploration and evaluation properties.

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

In the year ended December 31, 2018, no financing activities were undertaken (December 31, 2017: $47,935 from issuance of common shares and $283 from 45,400 stock options exercised). During the year ended December 31, 2018, 135,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (December 31, 2017: 225,000 stock options), whereby 58,191 shares were issued in settlement of the stock options (December 31, 2017: 127,845 shares), and the remaining 76,809 stock options were cancelled (December 31, 2017: 97,155 stock options).

13.        FINANCIAL POSITION

The following table summarizes the MAG Silver Corp.’s financial position as at:

	December 31, 2018	December 31, 2017

Cash and cash equivalents	$130,180	$160,395
Other current assets	699	447
Total current assets	130,879	160,842
Investments	1,781	3,096
Equipment	35	47
Investment in associate	81,214	57,074
Exploration and evaluation assets	3,648	1,433
Total assets	$217,557	$222,492

Total current liabilities	$1,563	$936
Deferred income taxes	2,113	1,317
Total liabilities	3,676	2,253
Total equity	213,881	220,239
Total liabilities and equity	$217,557	$222,492

Total current assets decreased from $160,842 at December 31, 2017 to $130,878 as at December 31, 2018. Cash and cash equivalents totaled $130,180 at December 31, 2018 compared to $160,395 at December 31, 2017, with the change in cash discussed above in ‘Cash Flows’. Other current assets as at December 31, 2018 included prepaid expenses of $327 (December 31, 2017: $287) and accounts receivable of $372 (December 31, 2017: $160). The accounts receivable is comprised primarily of interest receivable on invested cash and cash equivalents, and value added refundable taxes.

Investments of $1,781 are comprised of warrants and equity securities held by the Company as strategic investments (December 31, 2017: $3,096).

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The Investment in Associate balance increased from December 31, 2017 to December 31, 2018 from $57,074 to $81,214 and reflects the Company’s ongoing investment in Minera Juanicipio as discussed in ‘Investing Activities’ and ‘Investment in Associate’ both above. Exploration and Evaluation assets as at December 31, 2018 increased to $3,648 (December 31, 2017: $1,433) reflecting exploration expenditures incurred on its option earn-in properties described above in ‘Exploration and Evaluation Assets.’

Current liabilities at December 31, 2018 amounted to $1,563 (December 31, 2017: $936) and are attributable to accrued exploration and administrative expenses. The deferred income tax liability increased to $2,113 at December 31, 2018 (December 31, 2017: $1,317) as a result of a change in temporary timing differences between the book and tax base of its Mexican non-monetary assets.

14.        LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2018, the Company had working capital of $129,316 (December 31, 2017: $159,906) including cash and cash equivalents of $130,180 (December 31, 2017: $160,395). The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year. However, the Company continually evaluates debt and equity financing alternatives, as it may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio Project in light of the possible scale and scope changes in the upcoming Feasibility Study (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

Funding of the Juanicipio Project Development

Capital expenditure estimates have been prepared for both initial and sustaining capital in the 2017 PEA. The initial capital expenditures for the project, inclusive of capitalized operating costs as estimated by AMC (as of January 1, 2018 and prior to the 2018 capital expenditures of approximately $41,087) are $360,000 (MAG 44% $158,400 before current year’s share of capital expenditures of approximately $17,861), including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in 2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows. Contingencies have been added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in an overall contingency of $39,700 or 17%.

A summary timeline of scheduled capital costs as reported in the 2017 PEA is shown in Table 2. The 2017 PEA is preliminary in nature, and actual costs and development time may exceed those estimated in the 2017 PEA.

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Table 2: Initial Capital and Sustaining Capital Schedule effective January 1, 2018:

	Initial Capital ($M) (1)	Sustaining Capital ($M) (2)
Year	At 100%	At 100%
2018	124	-
2019	156	-
2020	80	44
2021	-	88
2022	-	42
2023 - 2038	-	306
Total	360	480 (1)

(1) Assumes remaining capital expenditure estimates as of January 1, 2018.

(2) Sustaining capital is projected to be funded from operational cash-flow in the 2017 PEA.

The Company’s 44% share of initial capital as of January 1, 2018 envisioned in the 2017 PEA amounts to $158,400 (before the 2018 capital expenditures were incurred). In the year ended December 31, 2018, capital development expenditures of approximately $40,593 were expended by Minera Juanicipio (MAG’s 44% share $17,861), and the Company has cash and cash equivalents on hand of $130,180 as at December 31, 2018. As well, as at December 31, 2018 Minera Juanicipio had working capital of $20,125 (MAG’s attributable 44% share $8,855) including a cash balance of $16,715 (MAG’s attributable 44% share $7,355).

Although a project development budget and a timeline to production will only be formalized upon project approval by Minera Juanicipio, according to the operator, Fresnillo, contractual commitments with suppliers of processing equipment (in the amount of $23,100) and with development contractors (in the amount of $69,500) have been committed to with respect to the Juanicipio Project as at December 31, 2018.

The Feasibility Study in process will not include Inferred Mineral Resources in the mine plan and is based on more detailed engineering which may change the development scope. As a result, the Feasibility Study may contain an incremental increase in the estimated initial capital cost as compared to the 2017 PEA (see ‘Outlook’ above and ‘Risks and Uncertainties’ below). The Company may therefore need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project. It is unlikely that the Company will generate sufficient operating cash flow to fund such obligations, and accordingly, future liquidity will depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the “Offering Documents”), the Company provided the expected use of proceeds with respect to each offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$5,000
Development expenditures at the Juanicipio Property	$71,470	$66,426 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

(1) Cash calls advanced Minera Juanicipio are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing US$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre $1,500 (MAG’s 44% share is $660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering. Therefore, more was expended than outlined in the July 9, 2014 offering document.

(3) As the initial development is focused primarily on ramp decline and underground infrastructure, and the majority of the capital expenditures are yet to be incurred and are expected to be incurred in the latter part of the development plan (late 2019-2020).

15.        Contractual ObligationS

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2018 for committed exploration work and committed office lease and other obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2019	2020-2021	2022-2023	2024 & over

Committed exploration expenditures	$1,250	$1,250	–	–	–

Minera Juanicipio (1) & (2)	–	–	–	–	–

Office and other commitments	353	217	136	–	–
Total Obligations and Commitments	$1,603	$1,467	$136	$–	$–

1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator Fresnillo, contractual commitments for processing equipment of $23,100 and for development contractors of $69,500 with respect to the Juanicipio Project have been committed to as at December 31, 2018 (see Liquidity and Capital Resources above).

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

16.        SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at March 29, 2019, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	85,539,476	n/a	n/a
Stock Options	2,134,294	$5.35 - $17.55	0.2 to 3.6 years
Performance Share Units(“PSUs”) (1)	186,904	1:1	1.6 to 3.6 years
Restricted Share Units(“RSUs”)	43,343	1:1	0.3 to 1.2 years
Deferred Share Units (“DSUs”) (2)	452,739	1:1	n/a (2)
Fully Diluted	88,356,756

(1) Includes two PSU grants of 69,085 and 88,665 PSUs respectively, where vesting is subject to a market price performance factor, each measured over a three-year performance period to 2019 and 2020, respectively, which will result in a PSU payout range from 0% (nil and nil PSUs) to 200% (138,170 and 177,330 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

17.        Other ItemS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. On February 11, 2019, the Supreme Court of Mexico issued a ruling regarding a specific constitutional issue presented by the former administration of the Federal Government, which challenged the ability of the State of Zacatecas to impose environmental taxes on aspects such as (i) extraction of rocks; (ii) emissions into the air; (iii) discharges of industrial residues, and (iv) disposal of industrial waste. The ruling of the Supreme Court establishes that, from a constitutional point of view, there is no express limitation granting the Mexican State at a Federal level the sole power to impose such taxes; therefore, the State of Zacatecas has a joint right to create these taxes. Notwithstanding the foregoing, the Court did not exhaust the analysis of the legality of each particular tax created by the State of Zacatecas.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio had previously challenged the legality of such taxes and in 2017 obtained an injunction from a Federal Court. The State of Zacatecas has appealed this ruling and the final result is pending.

As Minera Juanicipio’s operations are located in the State of Zacatecas, this tax, if upheld, will apply to the Juanicipio project, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid.

Amendments were made to Mexican VAT legislation, effective January 1, 2017, that may impact the Company’s future ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent from the Mexican government, companies in a pre-operative/exploration stage may have to satisfy additional criteria in order to claim valid refunds. The Company’s IVA paid that falls into this category, is not material or significant to the Company’s overall operations.

The 2017 changes are not expected to have any material impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation Minera Juanicipio will become a producing mine.

18.        Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company’s operations and market value.

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected. Also see “Risks and Uncertainties” below.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

19.        RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 29, 2019 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the consolidated financial statements of the Company as at December 31, 2018).

Feasibility Study

A feasibility study, as required by the Minera Juanicipio Shareholders Agreement in order to make a formal mine development decision, was commissioned by Minera Juanicipio in late 2017 and a draft remains under review by the partners of Minera Juanicipio. By regulatory definition the Feasibility Study cannot include Inferred Mineral Resources in the mine plan and this, combined with additional detailed engineering may result in changes in the project’s scope. As a result, the Feasibility Study will show a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to the 2017 PEA. As well, changes to the mine plan and mine design recommended in the Feasibility Study, if approved and implemented, may impact the Juanicipio Project’s construction schedule, operating costs, cash flows and timeline to production, the impact of which cannot be quantified at this time. As a result, there are additional risks as to the size and grade of the resource, extent of capital and operating costs, mineral recovery and financial viability.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Upon approval of the Feasibility Study, the Minera Juanicipio Technical Committee is expected to recommend development of the Juanicipio Project, and present a development proposal to both MAG and Fresnillo (the “Shareholders”) for formal development approval. Should either shareholder choose not to participate in the project development, the non-participating Shareholder's interest may be purchased by the other Shareholder for an amount equivalent to its capital contributions to date. There is no assurance that the Technical Committee will approve the Feasibility Study or that Feasibility Study will recommend proceeding with the project development, or that a formal mine development decision will be made.

20.        Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

21.        Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2018	2017

Fees related to Dr. Megaw:
Exploration and marketing services	$424	$379
Travel and expenses	75	98
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	72	92
Field exploration services	384	508
	$955	$1,077

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2018 is $107 related to these services (December 31, 2017: $286).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo Project payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

	Country	Principal	MAG's effective interest
Name	of Incorporation	Activity	2018 (%)	2017 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at December 31, 2018, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the year, compensation of key management personnel (including directors) was as follows:

	December 31,	December 31,
	2018	2017
Salaries and other short term employee benefits	$1,567	$1,540
Share based payments	1,369	1,409
	$2,936	$2,949

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

22.        CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements as at December 31, 2018 for a description of all of the significant accounting policies.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

23.        CHANGES IN ACCOUNTING STANDARDS

(i)        Adoption of new and amended IFRS pronouncements.

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2017. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2018:

IFRS 2 Share-based payment. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include a ‘net settlement feature’ in respect of employee withholding taxes. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

IFRS 9 Financial Instruments. The Company adopted all the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018 and elected not to retroactively restate comparative periods. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple determination rules in IAS 39. The classification now depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The Company’s classification of its financial instruments has not changed significantly as a result of the adoption of the new standards. Financial assets previously classified as available for sale are now classified as fair value through other comprehensive income. The requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The Company’s accounting policy for financial instruments has been updated to reflect the new IFRS 9 standard. (Refer to Note 2(e) of the consolidated financial statements as at December 31, 2018).

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective for annual reporting periods beginning on or after January 1, 2018. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements as the Company’s only source of revenue to date is interest income from high interest savings accounts and term deposits.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The Company has adopted this guidance as of January 1, 2018 and it had no impact on the consolidated financial statements.

30

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

(ii)      Recent accounting pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2018. These include:

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company will adopt this standard on the effective date and select the cumulative catch-up approach resulting in no restatement of prior year comparatives. The Company will also elect to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets. The Company will also elect to apply the practical expedient whereby leases with terms that end within 12 months of the date of initial application would be accounted for in the same way as short term leases.

As at December 31, 2018, the Company has undertaken and completed a detailed review of its existing operating lease contracts and service contracts and has identified which contracts contain right of use assets within the scope of IFRS 16. The Company does not expect the new standard to have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning January 1, 2019. The Company does not expect the application of the Interpretation to have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle. In December 2017, the IASB issued narrow-scope amendments to IFRS 3- Business Combinations, IFRS 11-Joint Arrangements, IAS 12 – Income Taxes and IAS 23 -Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have significant impact on the Company’s consolidated financial statements.

24.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2018 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2018.

31

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The consolidated financial statements and MD&A for the year ended December 31, 2018 were approved by the Board on March 25, 2019. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

25.        ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

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